SCHEDULE 13G

Exhibit 99.1

In reply to Item 6, as of December 31, 2013, The Bank of New York Mellon Trust Company, N.A., James M. Jenness, Sterling K. Speirn and Wenda W. Moore were trustees of the W. K. Kellogg Foundation Trust (the “Trust”) holding 73,524,190 Shares, or 20.3% of the Shares outstanding.

For purposes of this Schedule 13G, The Bank of New York Mellon Corporation is reporting on behalf of its subsidiaries, including The Bank of New York Mellon Trust Company, N.A., which hold Shares for various persons in various fiduciary capacities. As noted in the preceding paragraph, The Bank of New York Mellon Trust Company, N.A.’s holdings as trustee of the Trust represent 20.3% of the Shares outstanding as of December 31, 2013. Additional Shares reported on page 2 of this Schedule 13G for The Bank of New York Mellon Corporation and its subsidiaries include Shares held in fiduciary capacities for persons other than the Trust.

W.K. Kellogg Foundation has an interest in Shares held in the Trust and other persons have interests in the above referred Shares held in other fiduciary capacities. Except as described hereinabove, no other person is known to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this filing.